================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)
                           ---------------------------

                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                          758849 10 3
   (Title of class of securities)                               (CUSIP number)

                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153


                                  MAY 14, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)

                         (Continued on following pages)
                              (Page 1 of 32 pages)

================================================================================


NY2:\1151546\05\__J#05!.DOC\47660.2082

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                    Page 2 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL GROUP INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         36-3692698
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [  ]
                                                                                                                   (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                59.0%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------





                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                      Page 3 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SC CAPITAL INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         74-2985638
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  59.0%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------







                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                     Page 4 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SC REALTY INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         88-0330184
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                59.0%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       4

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                      Page 5 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL OPERATIONS INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         52-2146697
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [  ]
                                                                                                                         (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                59.0%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------







                                       5

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                    Page 6 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL SHOPPING MALL BUSINESS TRUST
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         74-2869169
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                59.0%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------








                                       6

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                  Page 7 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES                                                                              (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING                                                                             (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
                                                                                                 (SEE ITEMS 2 AND 5)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       59.0%
                                                                                                               (SEE ITEMS 2 AND 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       7

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                   Page 8 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [  ]
                                                                                                                     (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    34,273,236 SHARES OF COMMON STOCK
             SHARES                                                                              (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               34,273,236 SHARES OF COMMON STOCK
           REPORTING                                                                             (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  34,273,236 SHARES OF COMMON STOCK
                                                                                                 (SEE ITEMS 2 AND 5)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      59.0%
                                                                                                               (SEE ITEMS 2 AND 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------







                                       8

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                    Page 9 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 CAPITAL SERVICES, INC.
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         NOT APPLICABLE
                                                                                                                   (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------







                                       9

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                 Page 10 of 32 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [  ]
                                                                                                                         (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 COMPANY
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        NOT APPLICABLE
                                                                                                                  (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                     This Amendment No. 16 ("Amendment No. 16") is filed by Security Capital Group Incorporated, a Maryland corporation (f/k/a Security Capital Realty Incorporated) ("Security Capital Group"), SC Capital Incorporated, a Nevada corporation ("SC Capital") and a wholly owned subsidiary of Security Capital Group, SC Realty Incorporated, a Nevada corporation ("SC-Realty") and a wholly owned subsidiary of SC Capital, Security Capital Operations Incorporated, a Maryland corporation ("Operations") and a wholly owned subsidiary of SC-Realty, Security Capital Shopping Mall Business Trust, a Maryland real estate investment trust and a subsidiary of Operations (f/k/a Midwest Mixed-Use Realty Investors Trust) ("Midwest" and, together with Security Capital Group, SC Capital, SC-Realty and Operations, the "Original Reporting Persons"), General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and a wholly owned subsidiary of GE, General Electric Capital Corporation, a Delaware corporation ("GECC") and a wholly owned subsidiary of GECS, and GE Capital International Holdings Corporation, a Delaware corporation and a wholly owned subsidiary of GECC ("GE Holdings" and, together with GE, GECS and GECC, the "Additional Reporting Persons"). The Additional Reporting Persons and the Original Reporting Persons are hereinafter referred to collectively as the "Reporting Persons".

                     This Amendment No. 16 amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 16 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation (f/k/a Regency Realty Corporation) ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 2.              IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D hereby is amended as follows:

                     Upon the completion of the Merger of Merger Sub with and into Security Capital Group on May 14, 2002, Security Capital Group survived the Merger and became a wholly owned subsidiary of GE Holdings. As a result of the Merger, the Additional Reporting Persons have been added to the Schedule 13D as Reporting Persons.

                     GE Holdings is a Delaware corporation with its principal executive offices located at 1600 Summer Street, Stamford, Connecticut 06905. GE Holdings is a holding company which owns all the common stock of Security Capital Group and other subsidiaries.

                     GECC, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

                     GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GECC and other subsidiaries.

                     GE is a New York corporation with its principal executive office located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                     For information with respect to the identity and background of each executive officer and director of each of the Additional Reporting Persons, see Schedules 1 through 4 (the "Additional Reporting Person Schedules") which are attached hereto as Exhibit 16 and are hereby incorporated herein by reference.

                     At the Effective Time of the Merger, the Board of Directors of Security Capital Group became comprised of the individual listed on Schedule 5 to Exhibit 16.

                     During the last five years, none of the Additional Reporting Persons, nor, to the best of their knowledge, any person identified in the Additional Reporting Person Schedules has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.              PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D hereby is amended to add the following:

                     On May 14, 2002, at the Group Stockholder Meeting, the stockholders of Security Capital Group, by a majority of all votes entitled to be cast, approved and adopted the Merger Agreement and the Merger. On May 14, 2002, Articles of Merger (the "Articles of Merger") between Security Capital Group and Merger Sub were filed with the State Department of Assessments and Taxation of Maryland. The Merger became effective as of the date and time of the filing of the Articles of Merger.

                     Security Capital Group continues to be the beneficial owner of Regency Common Stock, and any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital Group is subject or which otherwise apply to the purchase or sale of Regency Common Stock. Subject to these requirements and limitations, however, Security Capital Group reserves all of its rights with respect to its investment intent as previously described in this Schedule 13D.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     At the Effective Time of the Merger, Midwest owned 34,273,236 shares of Common Stock, representing approximately 59.0% of the outstanding Common Stock (based upon the reported number of outstanding shares of Common Stock as of March 20, 2002 as stated in Regency's Annual Report on Form 10-K/A for the year ended December 31, 2001). Operations, SC-Realty, SC Capital, Security Capital Group and, solely for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder, GE Holdings and GECC, also may be deemed to beneficially own such Common Stock. However, the filing of this statement shall not be construed as an admission that GECS or GE are, for purposes of Section 13(d) of the Exchange Act, or Rule 13d-3 promulgated thereunder, the beneficial owner of any of the shares of Common Stock covered by this statement.

                     No transactions in shares of Common Stock were effected by any of the Reporting Persons, or, to the best of their knowledge, any of the persons identified in the Additional Reporting Person Schedules, during the 60 days prior to the date hereof.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 16 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, and GE International Holdings Corporation.

Exhibit 17 Joint Filing Agreement, dated as of May 15, 2002, by and among General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, GE International Holdings Corporation, Security Capital Group Incorporated, SC Capital Incorporated, SC Realty Incorporated, Security Capital Operations Incorporated, and Security Capital Shopping Mall Business Trust.

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 2002

                          GENERAL ELECTRIC COMPANY*

                          By: /s/ Nancy E. Barton
                              -------------------------------------------------
                              Name: Nancy E. Barton
                              Title: Attorney-in-Fact


                          GENERAL ELECTRIC CAPITAL SERVICES, INC.

                          By: /s/ Nancy E. Barton
                              -------------------------------------------------
                              Name: Nancy E. Barton
                              Title: Senior Vice President


                          GENERAL ELECTRIC CAPITAL CORPORATION

                          By: /s/ Nancy E. Barton
                              -------------------------------------------------
                              Name: Nancy E. Barton
                              Title: Senior Vice President


                          GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                          By: /s/ Sarah Graber
                              -------------------------------------------------
                              Name: Sarah Graber
                              Title: Vice President and Assistant Secretary


                          SECURITY CAPITAL GROUP INCORPORATED

                          By: /s/ Jeffrey A. Klopf
                              -------------------------------------------------
                              Name: Jeffrey A. Klopf
                              Title: Senior Vice President and Secretary



------------------------
* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.


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
                          SC CAPITAL INCORPORATED

                          By: /s/ Jeffrey A. Klopf
                              -------------------------------------------------
                              Name: Jeffrey A. Klopf
                              Title: Secretary


                          SC REALTY INCORPORATED

                          By: /s/ Jeffrey A. Klopf
                              -------------------------------------------------
                              Name: Jeffrey A. Klopf
                              Title: Secretary


                          SECURITY CAPITAL OPERATIONS INCORPORATED

                          By: /s/ Jeffrey A. Klopf
                              -------------------------------------------------
                              Name: Jeffrey A. Klopf
                              Title: Secretary


                          SECURITY CAPITAL SHOPPING MALL BUSINESS TRUST

                          By: /s/ Jeffrey A. Klopf
                              -------------------------------------------------
                              Name: Jeffrey A. Klopf
                              Title: Secretary





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
                                  EXHIBIT INDEX

Exhibit No.                          Description
-----------                          -----------

    16 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, and GE International Holdings Corporation.

    17 Joint Filing Agreement, dated as of May 15, 2002, by and among General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, GE International Holdings Corporation, Security Capital Group Incorporated, SC Capital Incorporated, SC Realty Incorporated, Security Capital Operations Incorporated, and Security Capital Shopping Mall Business Trust.













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